Exhibit 99.1

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Anat Earon-Heilborn
NICE Systems Ltd.
+972-9-775-3798
ir@nice.com

NICE Actimize Solutions Selected by Hancock Bank to Provide Financial Crime
Protection

Growing regional bank standardizes on NICE Actimize’s fraud and anti-money laundering
solutions to ‘future proof’ its technology roadmap

NEW YORK – October 3, 2011 – NICE Actimize, a NICE Systems (NASDAQ: NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced that the Gulf Coast’s Hancock Bank is implementing NICE Actimize’s anti-money laundering, fraud prevention and enterprise risk case management solutions. The bank decided upon a single-vendor selection to “future proof” its technology roadmap during a period of rapid growth for the bank.

Hancock Bank’s deployment of NICE Actimize’s solutions will address online ACH (Automated Clearing House) and wire fraud issues, working to stop losses before they occur. The firm’s anti-money laundering solutions will also support customer onboarding and provide sanctions screening and suspicious activity monitoring for the bank. A cross-channel approach to fighting financial crime is becoming increasingly more common for mid-tier financial institutions as they move toward developing consolidated financial crime strategies to decrease costs and improve effectiveness.

“It was key for us to select a vendor who would enable us to future proof our technology roadmap,” said Jeff Theiler, Senior Risk Officer, Hancock Bank. “We are confident in NICE Actimize’s demonstrated market leadership and proven ability to implement its solutions quickly and effectively to address our immediate needs, which include the operational integration of our recent Whitney acquisition, as well as support our anticipated rapid growth. These factors were critical in our decision to standardize on NICE Actimize’s financial crime platform and solutions.”

“NICE Actimize is very familiar with the unique fraud and money laundering challenges that mid-sized financial institutions face,” said Amir Orad, President and CEO of NICE Actimize. “More than a decade of experience with well-established and growing banks allows NICE Actimize to effectively provide the breadth and depth of expertise and scalability Hancock Bank will need as it continues to expand its footprint.”

Hancock Holding Company/Hancock Bank
With assets of approximately $20 billion, Hancock Holding Company, Inc., (NASDAQ: HBHC) is the parent company of Hancock Bank and Whitney Bank, institutions founded more than a century ago on ideals of Honor & Integrity, Strength & Stability, Commitment to Service, Teamwork, and Personal Responsibility.

The company operates almost 300 full-service bank branches and nearly 400 ATMs across a Gulf South corridor spanning South Mississippi; southern Alabama; south central Louisiana; the northern, central, and Panhandle regions of Florida; and metropolitan Houston, Texas.  The Hancock Holding Company financial services family also includes Hancock Investment Services, Inc.; Hancock Insurance Agency and its divisions of J. Everett Eaves and Ross King Walker; Magna Insurance Company; Southern Coastal Insurance Agency, Inc.; corporate trust offices in Gulfport and Jackson, Miss., New Orleans and Baton Rouge, La., and Orlando, Fla.; and Harrison Finance Company.  Investors and customers can access more information about Hancock Holding Company, Hancock Bank, and e-Banking at www.hancockbank.com. Details about Whitney Bank and online banking are available at www.whitneybank.com

NICE Actimize, a NICE Systems company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.